SCHEDULE 13D

Amendment No. 0
Getchell Gold Corporation
common stock
Cusip # 374265106


Cusip # 374265106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,778,459
Item 8:	None
Item 9:	3,837,607
Item 10:	None
Item 11:	4,159,207
Item 13:	13.51%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.001 par value (the "Shares") of Getchell Gold Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 5460 S. Quebec St., Suite 240,
Englewood, CO 80111.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by nine of the Fidelity Funds, fifty-five of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds own 1,938,048 Shares the cost of which is $50,271,624. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since November 30, 1998.

	The Accounts of FMTC own 1,899,559 Shares the cost of which is $5,846,786,701. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since November 30, 1998.

	The International Funds own 321,600 Shares the cost of which is $7,873,397. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 4,159,207 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 1,938,048 Shares, or approximately 6.29% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 1,899,559 Shares, or approximately 6.17% of the outstanding Shares of the Company.
FIL beneficially owns, as investment advisor to the International Funds, 321,600 Shares, or approximately 1.04% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 4,159,207 Shares, or approximately 13.51% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 1,938,048 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 1,899,559 Shares and sole power to vote or to direct the voting of 1,778,459 Shares, and no power to vote or to direct the voting of 121,100 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.


Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 22, 1999	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR Co.
Duly authorized under Powers of
Attorney dated December 30,
1997, by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

	POSITION WITH	PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	CEO, Director &
	Director & Chairman
Chairman of the	of the Board FMR Co.
Board FMR Corp.	FMR (Far East) Inc.
		FMR (UK) Inc. & FIL.

J. Gary Burkhead	Director and Vice Chairman	Director
FMTC			of FMR Corp.
	Institutional Services Co.
		President, FIIS Co.
Inc.

James C. Curvey	Director and Vice Chairman,	President
and Chief Operating 		of FMR Corp.
	Officer, FMR

William L. Byrnes	Director, FMR Corp.	Director, Fidelity
International
	Ltd.

Abigail P. Johnson	Director, FMR Corp.	Director, Fidelity
Management
		Trust Company;
Senior Vice
		President, FMR Co.

George A. Vanderheiden	Director, FMR Corp.
	Senior Vice President, Fidelity
	Management & Research
	Company; Senior Vice
		President, Fidelity
Management
		Trust Company

Stephen P. Jonas	Executive Vice President, 	Executive
Vice President,
	Chief Financial Officer, FMR	Chief
Financial Officer, FMR
	Corp.	Corp.

David C. Weinstein	Executive Vice President,	Executive
Vice President,
Administration and 	Administration and
Government
Government Affairs, FMR 	Affairs, FMR
Corp.
Corp.



SCHEDULE B


Getchell Gold Corporation

Two Fidelity Fund(s) purchased Shares since November 30, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/04/98		100		$14.8750
	12/28/98		50,000		25.9749
	01/11/99		13,900		31.6461





SCHEDULE B


Getchell Gold Corporation

Seven Fidelity Fund(s) sold Shares since November 30, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/09/98		5,000		$15.7741
	12/11/98		5,000		16.0375
	12/14/98		25,000		28.8100
	12/15/98		10,000		28.9063
	12/16/98		200,000	29.1489
	12/17/98		100,000	28.2274
	12/18/98		131,400	27.9771
	12/21/98		36,100		27.5008
	12/23/98		41,200		25.4620
	12/30/98		10,300		27.1021
	12/31/98		5,000		27.0000
	01/05/99		25,000		27.4150
	01/06/99		41,000		27.4756
	01/07/99		51,700		30.0732
	01/08/99		5,000		30.3438
	01/11/99		5,000		31.8125
	01/12/99		10,000		29.8900
	01/13/99		5,000		28.7900
	01/14/99		55,000		28.9638
	01/15/99		10,000		28.7500
	01/19/99		30,000		28.1448
	01/20/99		400		27.7500
	01/22/99		1,000		27.1250
	01/29/99		65,000		26.4375


SCHEDULE B


Getchell Gold Corporation

Fourteen Account(s) purchased Shares since November 30, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/03/98		67,000		$14.6875
	12/18/98		8,100		27.9375
	12/21/98		28,500		27.5180
	12/22/98		11,500		26.5319
	12/23/98		5,300		26.1563
	12/24/98		6,900		26.2880
	01/04/99		78,300		27.5713
	01/05/99		95,800		27.4415
	01/08/99		7,700		29.9821
	01/12/99		8,800		29.4375
	01/19/99		700		28.6250
	01/29/99		50,000		26.6308



SCHEDULE B


Getchell Gold Corporation

Seventeen Account(s) sold Shares since November 30, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/09/98		2,000		$15.7741
	12/16/98		1,100		29.1489
	12/17/98		38,300		28.2274
	12/18/98		8,100		27.9375
	12/21/98		4,700		27.4797
	12/22/98		8,800		26.3565
	12/28/98		29,100		25.3744
	12/29/98		4,000		25.8750
	01/08/99		5,800		30.6250
	01/11/99		6,500		31.8096
	01/12/99		3,200		29.8125
	01/20/99		400		27.7500
	01/21/99		11,100		27.9375
	01/25/99		17,000		27.7500